PARDES BIOSCIENCES, INC.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, CA 92008

January 17, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Pardes Biosciences, Inc.

Registration Statement on Form S-3

Filed January 12, 2023

File No. 333-269192

Via EDGAR - Acceleration Request

Requested Date: January 20, 2023

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pardes Biosciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Ran D. Ben-Tzur or Jennifer J. Hitchcock, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

* * *

Sincerely,

PARDES BIOSCIENCES, INC.

By:	/s/ Heidi Henson
Heidi Henson
Chief Financial Officer

cc:	Thomas G. Wiggans, Chief Executive Officer
Elizabeth Lacy, General Counsel
Pardes Biosciences, Inc.

Ran D. Ben-Tzur, Esq.
Jennifer J. Hitchcock, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]